SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

PURPLE INNOVATION, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74640Y 106

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74640Y 106	13D/A	Page 2 of 10

1.	Names of reporting persons. Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,956,602 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,956,602 (1)

11.	Aggregate amount beneficially owned by each reporting person 16,956,602 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 39.1% (1)
14.	Type of reporting person (see instructions) IA

(1)

Consists of (a) 10,029,975 shares of Class A common stock, par value $0.0001 per share (the “Class A Stock”), of the Issuer, (b) 2,891,249 shares of Class A Stock that could be obtained upon conversion of 5,782,500 warrants received in connection with the Agreement to Assign Sponsor Warrants, dated February 2, 2018 by and among the Issuer, Global Partner Sponsor I LLC, Continental Stock Transfer and Trust Company, Coliseum Capital Partners, L.P. (“CCP”), Coliseum Co-Invest Debt Fund, L.P. (“COC”) and a separate account investment advisory client (the “Separate Account”) of Coliseum Capital Management, LLC (the “Private Placement Warrants”), with each Private Placement Warrant providing the right to purchase one-half share of Class A Stock per Private Placement Warrant at a price of $5.75 per half share, (c) 1,422,138 shares of Class A Stock that could be obtained upon conversion of 2,844,278 warrants purchased in the open market (the “Public Warrants”), with each Public Warrant providing the right to purchase one-half share of Class A Stock per Public Warrant at a price of $5.75 per half share and (d) 2,613,240 shares of Class A Stock that could be obtained upon conversion of 2,613,240 warrants received in connection with the Amended and Restated Credit Agreement, dated as of February 26, 2019, by and among Purple Innovation, LLC, CCP, the Separate Account and COC (the “Incremental Loan Warrants”), with each Incremental Loan Warrant providing the right to purchase one share of the Class A Stock per Incremental Loan Warrant at a price of $5.74 per share.

CUSIP No. 74640Y 106	13D/A	Page 3 of 10

1.	Names of reporting persons. Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 13,270,132 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 13,270,132 (1)

11.	Aggregate amount beneficially owned by each reporting person 13,270,132 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 31.7% (1)
14.	Type of reporting person (see instructions) OO

(1)

Consists of (a) 7,821,304 shares of Class A Stock, (b) 2,370,668 shares of Class A Stock that could be obtained upon conversion of 4,741,337 Private Placement Warrants, (c) 1,029,380 shares of Class A Stock that could be obtained upon conversion of 2,058,761 Public Warrants and (d) 2,048,780 shares of Class A Stock that could be obtained upon conversion of 2,048,780 Incremental Loan Warrants.

CUSIP No. 74640Y 106	13D/A	Page 4 of 10

1.	Names of reporting persons. Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 10,535,656 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,535,656 (1)

11.	Aggregate amount beneficially owned by each reporting person 10,535,656 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 25.7% (1)
14.	Type of reporting person (see instructions) PN

(1)

Consists of (a) 6,086,828 shares of Class A Stock, (b) 1,370,668 shares of Class A Stock that could be obtained upon conversion of 2,741,337 Private Placement Warrants, (c) 1,029,380 shares of Class A Stock that could be obtained upon conversion of 2,058,761 Public Warrants and (d) 2,048,780 shares of Class A Stock that could be obtained upon conversion of 2,048,780 Incremental Loan Warrants.

CUSIP No. 74640Y 106	13D/A	Page 5 of 10

1.	Names of reporting persons. Coliseum Co-Invest Debt Fund, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,000,000 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,000,000 (1)

11.	Aggregate amount beneficially owned by each reporting person 1,000,000 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.7% (1)
14.	Type of reporting person (see instructions) PN

(1)	Consist of 1,000,000 shares of Class A Stock that could be obtained upon conversion of 2,000,000 Private Placement Warrants.

CUSIP No. 74640Y 106	13D/A	Page 6 of 10

1.	Names of reporting persons. Coliseum Capital Co-Invest III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,734,476
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,734,476

11.	Aggregate amount beneficially owned by each reporting person 1,734,476
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.8%
14.	Type of reporting person (see instructions) PN

CUSIP No. 74640Y 106	13D/A	Page 7 of 10

1.	Names of reporting persons. Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,956,602 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,956,602 (1)

11.	Aggregate amount beneficially owned by each reporting person 16,956,602 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 39.1% (1)
14.	Type of reporting person (see instructions) IN

(1)

Consists of (a) 10,029,975 shares of Class A Stock, (b) 2,891,249 shares of Class A Stock that could be obtained upon conversion of 5,782,500 Private Placement Warrants, (c) 1,422,138 shares of Class A Stock that could be obtained upon conversion of 2,844,278 Public Warrants and (d) 2,613,240 shares of Class A Stock that could be obtained upon conversion of 2,613,240 Incremental Loan Warrants.

CUSIP No. 74640Y 106	13D/A	Page 8 of 10

1.	Names of reporting persons. Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,956,602 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,956,602 (1)

11.	Aggregate amount beneficially owned by each reporting person 16,956,602 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 39.1% (1)
14.	Type of reporting person (see instructions) IN

(1)

Consists of (a) 10,029,975 shares of Class A Stock, (b) 2,891,249 shares of Class A Stock that could be obtained upon conversion of 5,782,500 Private Placement Warrants, (c) 1,422,138 shares of Class A Stock that could be obtained upon conversion of 2,844,278 Public Warrants and (d) 2,613,240 shares of Class A Stock that could be obtained upon conversion of 2,613,240 Incremental Loan Warrants.

CUSIP No. 74640Y 106	13D/A	Page 9 of 10

Explanatory Note: This Amendment No. 6 (this “Amendment”) to the Schedule 13D (the “Initial 13D”), filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 12, 2018 and as amended and supplemented by Amendment No. 1 to the Initial 13D filed on May 23, 2018, Amendment No. 2 to the Initial 13D filed on June 12, 2018, Amendment No. 3 to the Initial 13D filed on March 1, 2019, Amendment No. 4 to the Initial 13D filed on November 19, 2019, and Amendment No. 5 to the Initial 13D filed on May 22, 2020, amends and supplements certain of the items set forth therein.

This Amendment is being filed to report the change in the Reporting Persons’ (defined below) beneficial ownership that resulted solely from a change in the total outstanding shares of the Issuer’s Class A Stock.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Co-Invest Debt Fund, L.P., a Delaware limited partnership (“COC”);

•	Coliseum Capital Co-Invest III, L.P., a Delaware limited partnership (“CCC III”);

•	Adam Gray (“Gray”), a director of the Issuer; and

•	Christopher Shackelton (“Shackelton”).

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

The information relating to the beneficial ownership of Class A Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 36,468,372 shares of Class A Stock outstanding as of July 7, 2020, based on information provided by the Issuer. When including the Issuer’s Class B common stock, par value $0.0001 per share (the “Class B Stock” and, together with the Class A Stock, the “Common Stock”), the Reporting Persons beneficially own 27.8% of the Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: July 7, 2020

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CO-INVEST DEBT FUND, L.P.

		By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL, LLC		COLISEUM CAPITAL CO-INVEST III, L.P.

		By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		ADAM GRAY

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

CHRISTOPHER SHACKELTON

		By:	/s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact